

December 17, 2013

Via E-mail
Robert A. Gannicott
Chief Executive Officer
Dominion Diamond Corporation
P.O. Box 4569
Station A
Toronto, Ontario M5W 4T9
Canada

> **Re:** **Dominion Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended January 31, 2013**
> **Filed April 29, 2013**
> **File No. 001-33838**

Dear Mr. Gannicott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended January 31, 2013
Exhibit 99.6 - 2013 Annual Report
Audited Financial Statements
Note 3: Significant Accounting Policies, page 31
(a) Basis of consolidation, page 31

1.   We note your disclosures indicating that you hold an undivided 40% interest in the assets, liabilities and expenses of the Diavik Joint Venture and that you record your interest in the assets, liabilities, and expenses in your consolidated financial statements based on this percentage. We also understand that you adopted IFRS 11, *Joint Arrangements*, on February 1, 2013 and you believe that its adoption did not have a material impact on your financial statements. Please provide your analysis of how you are accounting for the arrangement under IFRS 11, specifying whether you consider the arrangement as a joint venture or joint operation as defined in the standard. Please ensure your analysis describes:

- How the joint venture is structured;

- Your rights and obligations and those of the other party to the joint venture;

- How control is shared between DDDLP and DDMI; and

- How disputes are settled between DDDLP and DDMI.

    If you are not accounting for the arrangement under IFRS 11, please specify the other standard under IFRS that you have applied.

(g) Exploration, evaluation and development expenditures, page 32

2.   We note your disclosure indicating that your capitalized exploration and evaluation (E&E) expenditures are recorded as a component of property, plant and equipment. Please quantify the amount of E&E expenditures that you have capitalized and expensed as of and for each of the periods presented to comply with paragraph 23 through 25 of IFRS 6. In addition, please confirm that you will expand your disclosure in future filings to specify these amounts to the extent they are material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining